August 12, 2011

By Facsimile to (484) 583-8082

Jill Whitelaw
Chief Counsel – Funds Management
Lincoln Financial Group
Radnor Financial Center
150 N. Radnor Chester Road
Radnor, Pennsylvania 19087

Re: Lincoln Advisors Trust
File Nos. 811-22583, 333-175622

Dear Ms. Whitelaw:

We have reviewed the registration statement on Form N-1A filed July 15, 2011, for Lincoln Advisors Trust relating to five target date funds – Protected Profile 2010 Fund, Protected Profile 2020 Fund, Protected Profile 2030 Fund, Protected Profile 2040 Fund, and Protected Profile 2050 Fund (hereinafter referred to as the "Funds"). Shares of the Funds may be offered directly to public investors.

The Funds are substantially similar to five target date funds of Lincoln Variable Insurance Products Trust (File Nos. 811-8090, 033-70742). Shares of those funds may be offered only through variable insurance contracts and cannot be purchased directly.

Part A of the registration statement contains a separate prospectus for each Fund, each of which contains substantially similar disclosure. Part B contains a combined SAI. We have the following comments, based largely on the prospectus for the 2010 Fund, which also apply to the individual prospectuses of the four other Funds.

NAME ISSUE

1. We believe that the word "protected" in the Fund's name suggests that the Fund's assets and, therefore, its net asset value will be "protected" in some appreciable manner against decline. The Fund's use of derivatives in its "protection sub-strategy" to reduce the fund's exposure to equity securities (in amounts to be determined by the adviser) appears only to hedge (or partially hedge) the Fund's equity exposure but does not appear to us to necessarily "protect" the Fund's net asset value against decline. Please revise the disclosure of the Fund's sub-strategy to demonstrate that it will provide some appreciable protection against a decline in the Fund's net asset value or remove the word

"protected" from the Fund's name. See Section 35(d) of the Investment Company Act of 1940. See also Comment 9(f), below.

PROSPECTUS

Cover Page

2.   The definition of the term "fund" on the cover page is not sufficiently clear.   To improve readability, please include in the definition the full name of the particular series to which the prospectus relates, and capitalize the first letter of the defined term.

As a related matter, we note that the prospectus for each Fund uses the terms "fund" and "Profile Fund" interchangeably to refer to the Fund. Please clearly define the quoted terms and use them consistently throughout the prospectus.

3.   Please delete the reference to "contract assets."

4.   Please include a statement on the cover page that the Fund is designed for investors who plan to retire close to the year specified in the Fund's name.   Although this kind of information is not required by Form N-1A to be disclosed on the front cover page, we believe it is essential information for target date funds sold directly to public investors, which should be highlighted up front to help investors understand the significance of the target date. See, e.g., Gen'l Instr. C.2.(a) of Form N-1A.

5.   If the Funds expect to use a summary prospectus, please confirm to us that each summary prospectus filed under Rule 497(k) under the Securities Act will include the legend required by Rule 498(b)(1)(v) under the Securities Act on the cover page, or at the beginning of the summary. In addition, please provide to us a form of the legend the Funds will include in any summary prospectus filed under Rule 497(k) under the Securities Act.

Investment Objective (p. 1)

6. Protected Profile 2010 Fund   Please change the description of the 2010 Fund's investment objective, as appropriate, to reflect the fact that the 2010 target date has passed.   Please also revise this description to make clear that, after the target date, the Fund will continue to adjust its asset mix to increasingly emphasize income and to reduce its equity exposure, and potential capital appreciation, until a specified future date when the asset mix will remain fixed.

Fees and Expenses (p. 1)

7.   At page 1, in footnote 2 to the fee table, please briefly describe who can terminate the Fund's reimbursement agreement and under what circumstances.   See Instr. 3(e) of Item 3, Form N-1A. Please also confirm that these arrangements are expected to continue for at least one year after the effective date of the registration statement.

Principal Investment Strategies (pp. 2-3)

8. As a general comment, this section is far too long and complicated and needs to be substantially revised to more fully comply with Item 4(a) of Form N-1A, which requires a summary of the Fund's

principal strategies based on the more detailed information provided in response to Item 9(b). This section of the summary should also be revised for concision, clarity, and understandability as required by Rule 421(b) under the Securities Act, and, in addition, to more fully comply with the plain English principles of Rule 421(d) including, as notably relevant here, the use of short sentences and concrete, everyday words.   See Gen'l Instr. B.4.(c) of Form N-1A.

9. We also have the following specific comments on the disclosure in this section.

(a) Please revise the beginning of the first paragraph of this section to state that the Fund will invest in underlying funds advised by the same investment adviser, Lincoln Investment Advisors Corporation. Please also briefly discuss the extent to which it is expected the Fund will invest in such affiliated funds. See also Comments 9(b) and 14, below, raising additional disclosure issues concerning the Fund's investments in underlying funds.

(b) The current first paragraph should be divided into two or more paragraphs. Everything after what is now the first sentence should be moved to begin a new second paragraph that briefly describes the principal types of investments of the underlying funds and the Fund's protection sub-strategy.

(c) The long, complicated discussion of the Fund's protection sub-strategy in the first paragraph needs to be shortened and clarified. To that end, please move the last three sentences in the paragraph and revise them, as appropriate, to integrate this information with the more detailed discussion of the protection sub-strategy in the sixth and seventh paragraphs on page 6, under the heading "Investment Objective and Principal Investment Strategies."   See also Comment 9(e) below.

(d) The first sentence in the second paragraph is very unclear and needs to be revised for clarity and understandability.

(e) The information in the long fourth paragraph about the Fund's protection sub-strategy is summarized in the current first paragraph of this section. Please move the fourth paragraph, and revise it, as appropriate, to integrate this information with the more detailed disclosure on the same subject in the sixth and seventh paragraphs on page 6, under the heading "Investment Objective and Principal Investment Strategies."   We would not object, however, if you wish to include a brief reference in what will be the new second paragraph (in response to Comment 9((b) above) to reflect two items mentioned for the first time in the fourth paragraph – that the Fund may periodically purchase exchange-traded futures and, also, that the Fund's use of futures will not change the maximum target allocation to equity securities.

(f) The prospectus states, in the fourth full paragraph on page 3, that the sub-strategy will operate so that a portion of the Fund's assets that are not invested in underlying funds will be invested instead in "futures contracts , cash collateral to support these contracts," and high quality money market investments. This passage goes on to indicate that, as a result, the Fund's exposure to equities at the landing date could vary between 0% and 25% of assets, depending on "market conditions."   Please expand the item 9 disclosure of the sub-strategy, at pages 6-7, to fully and clearly explain how the sub-strategy will be implemented over time, including periods after the landing date, and the nature and extent of the risks involved, including market risks.   Please also more fully and clearly explain why the Fund's equity exposure may vary so greatly, with the potential to provide no protection at all, and why it is expected to range between 15% and 25% at the landing date.

(g) Please also reflect the Fund's investments in futures and other securities under its sub-strategy, i.e. ,the portion of the Fund's assets that is not invested in underlying funds, as appropriate, in the graph showing the glide path discussed in Comment 9(i), below, and the table discussed in Comment 14 below.

(h)   Please also consider the views of the Division on derivatives-related disclosure with regard to the disclosure of the Fund's investments in exchange-traded futures contracts.   See letter from Barry D. Miller, Associate Director, Legal and Disclosure, Division of Investment Management, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. http://www.sec.gov/divisions/investment/guidance/ici073010.pdf

(i)   Disclosure of Changes in the Allocation of Assets (Glide Path)

Please replace the discussion of changes in the allocation of the Fund's assets on page 3, in paragraphs 6-8 of this section, with (1) a graph showing how the Fund's allocation among underlying funds investing primarily in equity and income securities changes over time and (2) a simple narrative explanation immediately thereafter.   [See Principle 4 of the ICI's Principles to Enhance Understanding of Target Date Funds dated June 18, 2009, and the accompanying illustration of an asset allocation path (glide path) followed by a target date fund.]   Please also, as part of the graph and related narrative, disclose information about the amount of assets expected to be allocated for use in implementing the protection sub-strategy over time, and, in addition, the impact of the sub-strategy on the Fund's equity exposure that is shown on the graph.

(j)   Please delete the ninth paragraph, since it describes certain risks relating to an increase in expenses as the Fund's size decreases over time, and does not include information about the Fund's strategy. See also Comment 12, below.

(k)   Please briefly describe the mathematical and statistical processes referred to in the twelfth paragraph in more clear detail.   Please also describe those processes in full and clear detail in the section that begins at page 6, under the heading "Investment Objective and Principal Investment Strategies."   In this regard, we note that the twelfth paragraph in the subsequent section, at page 7, repeats the twelfth paragraph in the summary section almost word for word.

Principal Risks (p.4)

10.   Please confirm that all the different risks listed in this section relate to Fund principal strategies summarized in the preceding section or, if not, that the risk relates to a non-principal strategy believed to present a principal risk.

11. Please disclose more details concerning the risks associated with the Fund's protection sub-strategy, either separately or as part of the disclosure of derivatives and futures risks.   In that connection, please also consider the Division's July 2010 letter cited above.

12. Please ensure that this section includes all the principal risks relating to an investment in the Fund. In that regard, we note that the risk of a decrease in Fund size and an associated increase in expenses is not included in the list of principal risks.   Please disclose this risk or explain and justify omitting it.

Investment Objective and Principal Investment Strategies (p. 6)

13.   As a general comment, and based on our comments on the summary section above, please review and revise this section, as appropriate, to conform more closely with Items 4 and 9 of Form N-1A.

What are the Underlying Funds? (p. 7)

14.   Please move the table showing each Fund's current target allocation for underlying funds and different investment objectives to a new location immediately following the first paragraph of the summary section.   Please include simple narrative disclosure to explain what the table means – either as part of the first paragraph or immediately after the table. In responding to this comment, please also consider Comments 9(a) and (b), above.

Principal Risks (p. 7)

15. Please revise as appropriate to reflect comments 10-12 above regarding the summary risk disclosure.

STATEMENT OF ADDITIONAL INFORMATION

Fundamental Investment Restrictions (p. 4)

16.   Please delete the parenthetical exception to each Fund's concentration policy.

17.   As a fundament policy, the Funds will not borrow money or issue senior securities, except as permitted under the 1940 Act.   Please briefly describe in this section or elsewhere, as appropriate, what the 1940 Act currently permits.

Trustees and Officers (p. 14)

As a preliminary matter, we note that the registrant's sole shareholder elected the Trustees by written consent on June 13, 2011.

18. Please disclose why the Funds have determined that their leadership structure is appropriate in light of their particular characteristics as target date funds and the special circumstances of their organization and joint operation with insurance company separate accounts. See Item 17(b)(1) of Form N-1A.

19. Please add the words "during the past five years" to the heading of the last coluimn of the table required by Item 17(a)(1) of the 1940 Act.

20. For each director, briefly discuss the specific experiences and qualifications that led to the conclusion that the person should serve as director of the Funds given the unusual nature of this investment product.   See Item 17(b)(10) of the 1940 Act.

Your response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please so indicate in a cover letter or separate correspondence that accompanies the filing and briefly state the basis for your position.   Please note that whenever a comment relates to information provided at a particular location in the prospectus or SAI, the comment also applies to all similar disclosure elsewhere.

Notwithstanding our comments, at the time the registrant requests acceleration of the effective date of the registration statement, it should furnish a letter acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of this filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation that the persons requesting acceleration are aware of their respective responsibilities. If our comments on the registration statement have been resolved, we will act on the request and grant acceleration of the effective date pursuant to our delegated authority.

If you have any questions or concerns regarding these comments, please feel free to call me directly at (202) 551-6968 to discuss them.

Sincerely,

H. R. Hallock, Jr.
Senior Counsel